

Mail Stop 4628

August 15, 2017

Via Email
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

      Re: CNOOC Limited
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed April 21, 2017
              Supplemental Response Dated July 6, 2017
              File No. 1-14966

Dear Mr. Zhong:

We have reviewed your July 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2017 letter.

Form 20-F for Fiscal Year ended December 31, 2016

Information on the Company, page 19

Business Overview, page 21

Selected Operating and Reserves Data, page 23

Proved Undeveloped Reserves (PUD), page 27

1.   We note your response to prior comment 1. Further revise your disclosure of changes in proved undeveloped reserves to quantify each separate cause on a disaggregated basis, including revisions of previous estimates due to factors such as economics and performance.

Regional Overview, page 32

2.   You identify the present activities related to the Long Lake project such as "project evaluation mainly including the most economic use of the upgrader in the future" and "preservation of the upgrader facilities for asset sustainment" in your response to prior comment 3. Provide us with additional information clarifying your present activities. As part of your response, describe your plans for the upgrader and explain how this impacts the production of your proved developed reserves.

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

3.   Your response to prior comment 5 states that your impairment model considers Steam Assisted Gravity Drainage production and upgrading to be an integrated operation which also includes K1A pipeline repair and the restoration of upgrading. Considering that the bitumen production facilities have continued to operate while the Long Lake upgrader is not in operation, please explain how your accounting treatment is consistent with the guidance for identifying a cash generating unit in paragraph 66, 68, 69, and 71 of IAS 36. In doing so, tell us whether the recoverable amount of each individual asset or group of assets can be determined.

4.   From your response to prior comment 5, we note that you are currently conducting Business Continuity Planning to assess the most economic future use of the Long Lake assets and that the best estimate of the future use of the Long Lake assets has not changed from prior years. However, disclosure in your Form 20-F states that you recorded impairment in 2016 due to the revision of forecasted oil prices and the adjustment in operating plan for your oil sand assets in Canada. Tell us in greater detail about the

        factors that resulted in the impairment in Canada.   Refer to paragraphs 31, 33, 35, and 38 of IAS 36.

5.   We note from your response to prior comment 5 that the model you have selected for impairment testing represents management's current understanding of future plans and that no assumed benefits to future cash flows from future restructurings or potential changes to the business model are included in your application of the value-in-use model. Provide us with additional explanation regarding your estimates of future cash flows for the Long Lake assets in their current condition, especially considering that the Long Lake upgrader is currently not in operation. In addition, tell us why your best estimate of the future use of the Long Lake assets has not changed from prior years. Refer to paragraphs 44, 45, and 48 of IAS 36.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director
                        Office of Natural Resources